WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

General

The following management discussion and analysis of Western Copper Corporation (Western Copper or the Company) is dated November 3, 2006, and provides an analysis of the Company’s results of operations for the three and nine months ended September 30, 2006.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation September 30, 2006 unaudited interim consolidated financial statements, the December 31, 2005 audited annual financial statements of Western Copper Business, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies are described in note 4 of the December 31, 2005 audited annual financial statements of Western Copper Business. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the

Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43- 101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Western Copper is listed on the Toronto Stock Exchange under the symbol “WRN”. At November 3, 2006, the Company had 50,267,747 common shares outstanding.

Additional information on the Company can be found filed with Canadian regulators on SEDAR at www.sedar.com.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

Core business

Western Copper Corporation (Western Copper or the Company) is an independent company formed as a result of the acquisition of Western Silver Corporation (Western Silver) by Glamis Gold Ltd. on May 3, 2006. The newly created Western Copper Corporation holds the Carmacks Copper Project in Canada's Yukon and Sierra Almoloya, an early-stage joint-venture exploration project in the Central Mexican Silver Belt.

The Company is a Canadian-based publicly-traded mineral exploration and development company with a primary focus of developing its Carmacks Copper deposit and the acquisition and development of attractive development-stage properties containing precious metals and other strategic minerals.

Arrangement agreement – Lumina Resources Corp.

On October 27, 2006, Western Copper and Lumina Resources Corp. (Lumina) announced that they have signed a definitive arrangement agreement (the Agreement) whereby Western Copper will acquire all the outstanding shares of Lumina. Pursuant to the Agreement, each Lumina shareholder will receive one share of Western Copper for each Lumina share held on the closing date of the transaction. Also, each Lumina stock option will be exchanged for a Western Copper stock option. The stock option terms will remain the same as those in effect with Lumina. Upon conclusion of the Agreement, Lumina will be a wholly-owned subsidiary of Western Copper and will cease to be a public company.

The transaction is expected to close in November 29, 2006.

Carmacks (Yukon, Canada)

The 100% owned Carmacks oxide copper project is located approximately 200 kilometres north of Whitehorse in the Yukon, Canada. The Company received an independent technical report dated March 31, 2006 entitled ‘Carmacks Copper Project’ (the Carmacks Report). In the Carmacks Report, the authors refer to an historic mineral reserve (proven and probable) consisting of 13.28 million tonnes grading 0.97% copper. This reserve figure was originally published in a Basic Engineering Report which was completed on this project in 1997, and which determined positive economics for the project above US$1.05/lb. copper at the prevailing economic conditions at the time of the study. Note: The mineral resource and reserve figures used in the Basic Engineering Report are not compliant with National Instrument 43-101 and that factors such as cost escalation over the past eight years and the current exchange rate will affect these conclusions. The Company is presently developing a resource compliant with NI 43-101.

Environmental review of the proposed project under the Yukon Environmental Assessment (YEA) process is progressing with the assistance of Access Consulting of Whitehorse, YT. All technical material requested of the Company has been provided to the Yukon government and final reviews are underway.

The introduction of the Yukon Environmental and Socio-economic Assessment Act (YESAA) in the latter part of 2005 resulted in the Company being required to submit to environmental review under this process in addition to the extant YEA process. It is expected that much of the review work done under the YEA process will be used by the YESAA Board in their review. Western Copper is targeting early 2007 for YESAA and YEA approvals. Mining permits and water licenses will follow these approvals.

In June 2006, Aurora Geosciences of Whitehorse, YT (Aurora) was retained to review, verify, and update the historical No. 1 Zone resource estimate to comply with NI 43-101. A draft technical report has been received by Western Copper and a final report will be issued in the fourth quarter when assay results from verification drilling have been evaluated.

Aurora was also retained to assist Western Copper in managing the ongoing diamond drilling program at the Carmacks property being performed by Kluane Drilling. The objective of the drilling has been (a) to convert inferred oxide resources in the No. 1 Zone to indicated and measured resources through infill drilling, (b) to expand the No.1 Zone sulphide resource at depth through deep drilling, and (c) to explore other targets at the Williams Creek property such as the No. 5, 6, 12, and 13 Zones. Approximately 6,000 metres of diamond drilling has been completed to the end of October. The diamond drilling program will be operated into November, weather permitting.

Rapid air blast drilling for exploration and condemnation in the proposed leach pad area was completed in October.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

Drill results will be released in the fourth quarter as assay results become available.

The Company has selected M3 Engineering and Technology of Tucson, AZ to complete an updated feasibility study for the proposed project based on their copper heap leach and SX/EW experience. M3 commenced work in September and is presently engaged in initial trade-off studies. The targeted completion date for the feasibility study is early 2007.

Sierra Almoloya (Chihuahua, Mexico)

The Sierra Almoloya property is an early-stage 17,500 ha. (43,000 acre) exploration property in the central Mexican silver belt. The Almoloya property has been optioned to Queenston Mining Inc. (Queenston) under an arrangement whereby it can earn a 60% interest in the property through expenditures of US$1.5 million over four years. At production, Western Copper can elect to take a 25% participating interest or a 15% net profits royalty.

Queenston actively explored the property during the third quarter of 2006. It has met its spending requirements to June 30, 2007.

Selected quarterly financial information
In Canadian dollars, for the quarters ended (unaudited):

	9/30/06	6/30/06	3/31/06	12/31/05	9/30/05	6/30/05	3/31/05	12/31/04
	$	$	$	$	$	$	$	$
Net loss for the
quarter	908,371	44,212	113,131	74,848	77,789	69,249	139,529	101,458
Loss per share –
basic and diluted	0.02	-	-	-	-	-	-	-
Mineral property
costs capitalized	-	100,000	-	130,859	22,384	1,511	14,866	129,016
Cash and cash
equivalents	37,938,011	31,361,349	1,000	-	-	-	-	-
Total assets	42,696,710	42,321,945	4,548,386	4,532,841	4,409,285	4,323,723	4,313,573	4,296,222

Results of operations

Western Copper began operations on May 3, 2006. Results of operations prior to that date represent the results of Western Silver Corporation’s (Western Silver) copper business. Current period results are not comparable to the three and nine months ended September 30, 2005 as all amounts prior to May 3, 2006 only represent direct exploration expenditures incurred by Western Silver on the Carmacks and Almoloya properties and an allocation of Western Silver’s general and administrative expenses based on mineral property costs deferred on the Carmacks and Almoloya properties during each year compared to all mineral property costs deferred by Western Silver during each year. Management cautions readers of these financial statements that the allocation of expenses does not necessarily reflect Western Copper’s future general and administrative expenses as the allocations represent only a small portion of Western Silver’s total general and administrative expenses. Western Copper will have significantly higher general and administrative expenses as a separate entity. The financial discussion focuses on Western Copper’s operations during the three and nine months ended September 30, 2006.

Western Copper had a loss of $908,000 ($0.02 per share) during the three months ended September 30, 2006. For the nine month period ended September 30, 2006 the Company had a loss of $1.1 million ($0.02 per share).

Exploration and development activities on the Carmacks project accounted for the majority of the Company’s expenditures during the three and nine month periods ended September 30, 2006.

The Carmacks property was previously written down to its estimated fair value. Pending completion of the technical and feasibility report updates discussed

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

earlier in this MD&A, the Company has not made any significant changes to its estimate of the Carmacks property fair value. Consequently, until such an updated determination of fair value can be made, Western Copper has concluded that it should expense all ongoing costs related to exploration and development of the Carmacks property. This position will be revisited upon completion of the Carmacks 43-101 compliant reserve study and the related feasibility model.

During the three months ended September 30, 2006, the Company commenced a drill program on the Carmacks property. Major expenditures relating to this program during the quarter include drilling ($703,000), and camp construction and management costs ($329,000). During the third quarter, Western Copper also continued work on the permitting process ($166,000).

Other significant expenses during the three months ended September 30, 2006 related to compensation. The Company incurred $329,000 in stock-based compensation and $327,000 in employee wages and director fees.

The Company earned $309,000 in interest income during the three months ended September 30, 2006. The interest was earned on cash and cash equivalents received pursuant to the Plan of Arrangement. No interest was allocated to Western Copper in 2005 as cash and cash equivalents were not allocated to Western Silver’s copper business.

Western Copper also sold the remainder of its marketable securities during the third quarter for a gain of $1.1 million.

The significant expenditures for the nine months ended September 30, 2006 include: direct exploration on the Carmacks property ($1.6 million), employee wages and director fees ($530,000), stock- based compensation ($548,000) and legal and regulatory fees relating to start-up regulatory compliance and original listing on the Toronto Stock Exchange ($250,000).

Liquidity and capital resources

Western Copper expended $1.0 million on operating activities during the quarter ended September 30, 2006 and $1.8 million during the nine month period ended September 30, 2006. The majority of the expenditures related to operating items described in ‘Results of operations’; most notably, exploration and development expenditures on the Carmacks property and employee wages.

Most of the Company’s financing during the nine months ended September 30, 2006 came as a result of the Plan of Arrangement effective May 3, 2006. During the nine month period ended September 30, 2006, the Company received $36.9 million in cash pursuant to the Plan of Arrangement. $6.1 million of this amount was received during the three months ended September 30, 2006.

The Company received $317,000 from the exercise of stock options during the most recent quarter. During the nine months ended September 30, 2006
Western Copper has received $511,000 from the exercise of stock options.

Western Copper received $2.1 million from investing activities during the nine months ended September 30, 2006, $1.2 million of which was provided in the third quarter from the sale of the remainder of the Company’s marketable securities. Proceeds from the sale of marketable securities for the nine months ended September 30, 2006 total $2.2 million. The proceeds received from the sale of marketable securities are offset by an advance royalty payment of $100,000 made on January 1, 2006 relating to the Carmacks property.

At September 30, 2006, the Company had $37.9 million in cash and cash equivalents. The increase from December 31, 2005 is primarily due to the receipt of capital contributions pursuant to the Plan of Arrangement effective May 3, 2006.

Financial instruments

The Company’s financial instruments consist of the following items: cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Due to the short-term nature of these instruments, their carrying value approximates their fair value.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

Contractual obligations The Company’s only commitment is its head office lease. The future minimum lease payments by calendar year are approximately as follows:

consultants. When it is determined that a project or property will be abandoned then the costs are written- off, or if its carrying value has been impaired, then the mineral properties and deferred costs are written down to fair value. Exploration and development costs incurred subsequent to such write-down are expensed as incurred until such time as a revised estimate of fair value can be determined.

Year	$
2006	64,834

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

Stock-based compensation and warrant valuation

The fair value of stock based compensation awards and warrant issuances is calculated using the Black- Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options and warrants granted by the Company.

Disclosure Controls

Western Copper is in the process of assessing the effectiveness of its disclosure controls, including internal controls over financial reporting.

Management is working diligently to meet the proposed control standards. Currently, in areas where a lack of segregation of duties exists, the Company relies on senior management to perform their tasks in a thorough and ethical manner.

2007	259,331
2008	259,331
2009	216,109
Thereafter	-
Total	799,605

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above.

Significant accounting estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Mineral properties

The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depend, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of capital and operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers, and

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

Risks and uncertainties

Capital resources

The Company is an exploration and development stage corporation with insufficient revenue to meet its annual capital needs. The Company has been able to raise funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. There is no guarantee the Company will be able to continue to raise funds to pursue future exploration and development programs in the future.

Mineral property development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration and development programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

Although some of the expenditure required at its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

The Company complies with National Instrument 43- 101 when reporting mineral resources.

Title to mineral properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. There can be no assurance that such title will not be challenged.

Governmental requirements

The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. There is no guarantee that it is meeting all governmental requirements or that the requirements may not be changed by the governmental agencies to the detriment of the Company.

Metal prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, lead, and zinc. There is no guarantee that these prices will remain at levels required to make development of any given property feasible.